Exhibit 12

M.D.C. HOLDINGS, INC.

RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,		Year Ended December 31,
(dollars in 000’s)	2008	2007	2007	2006	2005	2004	2003

Earnings	($ 59,098)	($126,390)	($688,767)	$ 405,396	$ 858,443	$ 675,748	$ 389,940

Fixed Charges	$16,808	$18,447	$70,529	$80,915	$67,459	$43,011	$43,977

(Loss) Earnings to Fixed Charges	(3.52)	(6.85)	(9.77)	5.01	12.73	15.71	8.87

Ratio Before Reclassification of Costs Associated with the Early Extinguishment of Debt (1)	(3.52)	(6.85)	(9.77)	5.01	12.73	15.71	8.87

(Loss) Earnings:

Pretax (Loss) Earnings from Continuing Operations	(77,226)	(143,681)	(756,464)	333,137	808,763	636,914	348,223

Add: Fixed Charges	16,808	18,447	70,529	80,915	67,459	43,011	43,977
Less: Capitalized Interest	(14,453)	(14,441)	(57,791)	(58,141)	(51,872)	(32,879)	(26,779)
Add: Amortization of Previously Capitalized Interest	15,773	13,285	54,959	49,485	34,093	28,702	24,519

Total (Loss) Earnings	(59,098)	(126,390)	(688,767)	405,396	858,443	675,748	389,940

Fixed Charges:

Homebuilding and corporate interest expense	0	0	0	0	0	0	0
Mortgage lending interest expense	130	651	1,581	8,816	3,850	1,946	1,967
Interest component of rent expense	1,135	2,385	7,109	9,852	7,369	5,462	3,897
Amortization and expensing of debt expenses (1)	1,090	970	4,048	4,106	4,368	2,724	11,334
Capitalized interest	14,453	14,441	57,791	58,141	51,872	32,879	26,779

Total Fixed Charges	16,808	18,447	70,529	80,915	67,459	43,011	43,977

(1) 2003	includes $9,315 of expenses related to debt redemption.